

June 23, 2010

Ms. Li Hua Wang
Chief Financial Officer, NF Energy Savings Corporation
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, P. R. China 110021

Re: NF Energy Savings Corporation
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 0-50155

Dear Ms. Wang:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant